April 19, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Katherine Wray, Attorney-Advisor

Re:	Kenexa Corporation
Registration Statement on Form S-3
Filed on March 9, 2010
SEC File No. 000-165371

Dear Ms. Wray,

On behalf of Kenexa Corporation (the “Company”), this letter is being submitted in response to the comment given by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Nooruddin S. Karsan, Chief Executive Officer of the Company, dated April 2, 2010 (the “Comment Letter”), with respect to the above filing.

For your convenience, we set forth the comment included in the Comment Letter in italicized typeface and include our response below comment.

Securities and Exchange Commission
April 19, 2010

Form S-3 filed March 9, 2010

Incorporation by Reference, page 2

1.
We note that you have incorporated by reference into your registration statement your Form 10-K for the fiscal year ended December 31, 2009.  We note further that the Form 10-K incorporates by reference its Part III information from your definitive proxy statement, which is not yet filed.  In order to have a complete Section 10(a) prospectus, you must either file the definitive proxy statement or provide the Part III information in an amended Form 10-K before the Form S-3 can be declared effective.  Please refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company notes the Staff’s comment with respect to the incorporation by reference requirement, and hereby informs the Staff that Kenexa’s definitive proxy statement for 2009 (including the Part III information incorporated by reference into the Company’s Annual Report on Form 10-K) was filed with the Securities and Exchange Commission on April 9, 2010.

Please do not hesitate to contact me at (610) 971-6102 if you should have any questions or comments with regard to these responses.

Very truly yours,

/S/ Donald F. Volk, Chief Financial Officer

cc:	Nooruddin S. Karsan
Tom Valvano
Wayne Kaplan
John P. Duke